Enabling Stem Cells

Corporate Presentation 2017



CELLECT

Forward-Looking Statements

This presentation includes statements that are, or may be deemed, "forward-looking statements." In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "approximately," potential" or, in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. For example, forward-looking statements are used in this presentation when we discuss the timing of our clinical trials, the potential for the Company's technology to be used for various indications and applications, the potential for a shorter regulatory pathway for our products and an expedited pathway to market, our future plans which may include licensing deals with pharma, biotech and medtech companies and our expected timeline for regulatory approval of our products and studies. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Because such statements deal with future events and are based on our current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements could differ materially from those described in or implied by the statements in this presentation. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the "Risk Factors" section of contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the Securities and Exchange Commission on March 23, 2017 (the "Annual Report"). In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward-looking statement that we make in this presentation speaks only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Annual Report and in the Company's period filings with the SEC and the Tel-Aviv Stock Exchange.

Investment Highlights

NASDAQ:APOP

- Cellect represents potentially transformational technology
- Cellect technology aims to enable Stem Cells mass production for pharma, medical and research uses
- More effective, safer and less costly transplant procedures using Cellect platform technology is expected to drive initial commercial demand already in 2017
- Strategic collaboration with Entegris (Nasdaq: ENTG)
- Strong IP portfolio with 7 patent families; 4 of which already granted in US
- US orphan drug designation granted (2017)
- Seasoned professional management team

- Solid balance sheet with $~9.5 M of cash as of 9/30/2017; No loans
- Sufficient cash to support Phase I/II clinical trial and pipeline development
- Ordinary shares outstanding - ~120 million (~6 million ADRs)
- IPO on NASDAQ in 2016. De-listed from the TASE (Sep 2017)



Experienced Management Team / Advisors

Dr. Shai Yarkoni MD, PhD, Co- Founder & CEO
Senior executive in the biotechnology industry. Founder and CEO of Target-In Ltd., a cancer biotech therapeutics company. Founded and, until recently, managed Bio-Negev.

Eyal Leibovitz, CFO
More than 25 years of experience in senior management, finance, IR, M&A and business development in international companies. Mr. Leibovitz has served as CFO of Evogene, N-trig Ltd., Kamada Ltd., and New Media Communications.

Dr. Ronit Bakimer-Kleiner PhD, Chief Development Officer
More then 20 years of experience as a scientist and executive manager in the biotechnological industrial environment, has amassed comprehensive knowledge in cell therapy and GMP manufacturing and has an extensive background in immunology, autoimmunity and cell biology, and in management of GMP facilities and tech-transfer.

Dr. Tamara BYK-Tennenbaum, PhD, MBA, VP Operations
More More than 25 years experience of scientific management in the fields of Hematopoietic stem cells, neurobiology and gene therapy. Served as VP Technology Platform at Evogene, R&D Associate Director at Omrix (Ethicon Biosurgery - JnJ) and Scientific Director at Teva. Large experience in product development from early stages to launch, including scale up and GMP manufacturing.

BOARDs

Kasbian Nuriel Chirich, Co-Founder & Chairman of the Board
Businessman with extensive financial and business expertise. Leads several business ventures in East Africa and Israel and is the Honorary Consul of Tanzania in Israel.

Dr. Michael Berelowitz MD, Board Member
Previously Sr. VP, Head of Clinical Development and Medical Affairs, Pfizer Specialty Care Business Unit and Head of Global Medical at Pfizer.

Dr. Susan Alpert, Advisory Board
Previously Head of Medical Device division at the FDA and EVP of Regulatory Affairs at both Medtronic (NYSE:MDT) and CR Bard (NASDAQ:BCR).

Dr. Corey Cutler MD, Advisory Board
Head of bone marrow transplantation at world-renowned Dana-Farber cancer institute, an Associate Professor of Medicine at Harvard Medical School.

David Brown, Advisory Board
Head of Merck Group's Medical Device Business.

Regenerative Vs. Treatment medicine

The holy grail of medicine – **stop fixing** by chemicals, by poisons, radiation and massive surgery.

Instead – **replace** the damaged tissues and organs using revolutionary Stem Cells technologies.



CELLECT

The challenge

For Stem Cells to “work” there is a need for **Purity** and **Quantity** minima.

Hundreds of companies with stem cells products encounter poor availability and purity of raw material (stem cells).

The solution

A safe, efficient and cost effective selection process for stem cells enabling mass production of raw material from any source to any indication.

CELLECT

The need

To **enable** mass market Stem Cells treatments there is an urgent, unmet need for ... **Stem Cells as raw material**.

There is a clear need for **enabling tools** for rapid and cost effective manufacturing of quality Stem Cells.



CELLECT

Cellect Biotechnology Ltd.
has the enabling platform for
mass-production of
quality stem cells

CELLECT

Scalable

From test tube to industrial-level drum size


CELLECT

CELLECT

Unattractive Trade-offs with Current Procedures

Bone Marrow Transplant







Non-toxic & ineffective

Effective & highly toxic

Donor Sample

> 50% GvHD Incidence if no selection

Lab Procedure
Morphological Cell Selection

Biomarker selection reduces number of stem cells delivered to patients

HSCT Transplant Trade-offs

Significant unmet medical need for a safe, yet efficient selection process

Our solution

- Cellect's procedure and containers create a closed hostile environment for rejection causing cells
- Container walls are coated with a protein that triggers cell death or apoptosis in mature cells (ApoTainer®)
- In contrast, stem cells flourish in environments where normal cells die
- ApoTainer output provides ample enriched stem cells immediately usable for any medical or research purpose
- Neutralizing harmful cells, significantly reducing medical complications


Container lined with Apoptosis-Inducing molecules (CL-101)
ApoTainer
Stem cells resistant to Apoptosis flourish
Mature immunogenic cells eliminated

Imitating the natural wound healing process in the human body

CELLECT

Efficacy Study- Improvement of a GvHD Clinical Score


A
Control
AG25
AG100
Clinical score
0
1
2
3
4
5
6
7
8
0
20
40
60
80
100
days post tansplantation

Clinical score of NSG transplanted mice. Each symbol represents the mean value for each group ±SEM. Untreated (n=10), AG25 (n=10) and AG100 (n=10).

REF: Pinkas et al., EBMT Conference 2017

CELLECT

Cellect in the Value Chain

Stem Cell product high-level process


Two hours
Cellect's cost effective selection makes expansion redundant
Raw Material
Selection
Expansion
Utilization
Final Product

Currently days to weeks

Using current technology this stage becomes a major barrier and mandates long and expensive expansion

Currently takes days to weeks

CELLECT

Cellect Vs. Alternatives

2 hours

Vs.

Days or Weeks

of complex lab work

	*Current Procedures	*Cellect
Risk of GvHD	> 50%	0 – 10%
Parallel Chemotherapy	Wide	Minimal
Rate of Infection	High	Low
Procedure and hospitalization	Months	Days
Procedure Cost	~ $70,000	*At least 50% less
Total cost of procedure	~ $300,000	*At least 50% less

** Company Estimates*

CELLECT

Business strategy

- Cellect provides **enabling technology**
- **Aiming for strategic licensing deals (upfront, milestones & royalties) with the Pharma, Biotech and Medtech players**
- **Medical proof of concept through consumable medical devices**

- First mover advantage in a (Company estimated) multi-billion dollar market
- Building a brand of quality ("Cellected") to establish leadership position
- Have built a strong IP portfolio of 7 patent families
- Extensive business development activity for license deals based on clinical data in 2017



CELLECT

Business Model

1. IP Licensing – Upfront fee + milestone payments
2. Royalties – Tiered on net sales per each customers' unit Product sold (TBD separately with each customer).



- Comparable companies with similar business models:
    - **Moderna**
    - **Abgenix**
    - **Medarex**

CELLECT

Clinical Program



ApoGraft
Healthy Donors
Ph I/II GvHD (ISR)
GvHD US study
ApoTainer
ApoTainer Optimization
ApoTainer Pivotal Study
MSC
MSC Preclinical
Ph I/II MSC
2016
2017
2018
2019
2020

CELLECT

ApoGraft Phase I/II Clinical Trial

Location	Israel (Rambam Medical Center in cooperation with Shaarei Tzedek Hospital)
Trial	An Open-Label Phase I/II, Pilot, Staggered Four-Cohort Safety and Proof-of-Concept Study of ApoGraft in the Prevention of Acute Graft Versus Host Disease
Trial group	12 matched related donor-recipient pairs
Trial Purpose	Safety and preliminary efficacy
Follow up	180 days
Current Status	First patient completed study; Study enrollment ongoing

CELLECT

Strong IP Protection

7 families of global patent applications (4 already issued)

- Patent for the concept of using apoptosis-inducing agents for stem cells selection
- Patents for composition of matter of ApoTainers™
- Patents covering methods of use
- Patents covering method of manufacturing ApoTainers™
- Patent for Mesenchymal stem cells selection
- Strong IP validated by proof-of-concept studies
- Expiration of first Patent - 2029

CELLECT

Financial data



- Solid balance sheet with $~9.5 M of cash as of 9/30/2017; No loans
- Sufficient cash to support Phase I/II clinical trial and pipeline development
- Ordinary shares outstanding - ~120 million (~6 million ADRs)
- IPO on NASDAQ in 2016. De-listed from the TASE (Sep 2017)


APOP
Cellect Biotechnology Ltd.
1D
1W
1M
3M
6M
1Y
2Y
5Y
10Y
1st patient results
Successful Pre-IND
US Patent Approval
10.90
8.84
6.78
4.72
2.66
2017
April
July


Holdings
Public, 48.98%
Financial Investor, 14.11%
Founders, 36.91%

Average Volume *	As of: Oct. 29th, 2017	
* Based on 90 days average	ADRs	US$
NASDAQ	~67,340	~610,000
TASE – De-listed	0	0
Total	**~67,340**	**~610,000**

Summary

NASDAQ:APOP

- Cellect represents potentially transformational technology
- Cellect technology aims to enable Stem Cells mass production for pharma, medical and research uses
- More effective, safer and less costly transplant procedures using Cellect expected to drive initial commercial demand already in 2017
- Strategic collaboration with Entegris (Nasdaq: ENTG)
- Strong IP portfolio with 7 patent families; 4 of which already granted in US.
- US orphan drug designation granted (2017)
- Seasoned management team



CELLECT
ENABLING STEM CELLS


BRAIN
CHECK-UP
MEDICAL CARE
PATIENT PROFILE
PROGRAM DETAILS
NOTES
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Thank you.